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                             July 27, 2021

       Jedidiah Gold
       Chief Financial Officer
       Mister Car Wash, Inc.
       222 E 5th Street
       Tucson, Arizona 85705

                                                        Re: Mister Car Wash,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Filed July 21, 2021
                                                            File No. 377-05227

       Dear Mr. Gold:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Jacqueline Kaufman at 202-551-3797 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Trade & Services